UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001- 39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed in its current report on Form 6-K dated December 22, 2021, Meten Holding Group Ltd. (the “Company”) entered into a joint venture agreement (the “Joint Venture Agreement”) with four individuals, pursuant to which all parties agreed to form a joint venture for the purpose of engaging in the business of researching, developing, manufacturing and selling cryptocurrency mining machines (the “Joint Venture”). The Company held 21% of the equity interests in the Joint Venture, with the option to acquire the equity interests held by the other parties to the Joint Venture Agreement under certain conditions as set forth in the Joint Venture Agreement.

Currently, the Company proposes to enter into an equity transfer agreement with each of the four other equity holders of the Joint Venture. Based on the terms of the draft of equity transfer agreement, a copy of which is attached hereto as exhibit 10.1, the Company proposes to acquire a total of 3.3% of the equity interests in the Joint Venture from the four equity holders, in consideration for such number of ordinary shares of the Company, par value $0.003 per share (the “ordinary shares”), valued at RMB7,120,478 (the “Total Consideration”). According to the draft of equity transfer agreement, the number of ordinary shares to be issued to the four equity holders shall be equal to the Total Consideration divided by the average trading price of the ordinary shares 20 trading days prior to the closing date of the transaction contemplated by the agreement. The draft of equity transfer agreement is currently under review by the Company’s board of directors, and the Company expects to enter into the equity transfer agreement and closes the transaction by November 4, 2022.

Cautionary Note Regarding Forward-Looking Statements

Any statements in this report on Form 6-K about the Company’s future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties and actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to, statements about the proposed entry into the equity transfer agreement, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions. Risks that contribute to the uncertain nature of the forward-looking statements include: uncertainties regarding the Company’s ability to maintain its listing on the Nasdaq Capital Market; uncertainties regarding the scope, timing and severity of the COVID-19 pandemic; as well as other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission and in subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements contained in this report on Form 6-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise.

EXHIBIT INDEX

No.	Description
10.1	Draft of Equity Transfer Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2022

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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